UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sparton Corporation

(Exact name of the registrant as specified in its charter)

Ohio	1-1000	38-1054690
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

425 N. Martingale Road, Suite 1000, Schaumburg, IL		60173-2213
(Address of principal executive offices)		(Zip Code)

Gordon Madlock (847) 762-5800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

Sparton Corporation and its subsidiaries (the “Company” or “Sparton”), headquartered in Schaumburg, Illinois, have been in continuous existence since 1900. The Company is a provider of complex and sophisticated electromechanical devices with capabilities that include concept development, design and manufacturing engineering, production, distribution, and field service. The Company serves the Medical & Biotechnology, Military & Aerospace and Industrial & Commercial markets through two reportable business segments: Manufacturing & Design Services (“MDS”) and Engineered Components & Products (“ECP”). The Company’s products and services include products for Original Equipment Manufacturers and Emerging Technology customers that are microprocessor-based systems that include transducers, printed circuit boards and assemblies, sensors, and electromechanical components, as well as development and design engineering services relating to these product sales. Sparton also develops and manufactures sonobuoys, anti-submarine warfare devices used by the United States Navy and other free-world countries.

Sparton has implemented due diligence procedures in connection with the conflict minerals requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Sparton’s commitment towards conflict-free sourcing. The Company’s Conflict Minerals Policy Statement is publicly available on its Internet website under Downloads, Conflict Mineral Policy Statement at: http://sparton.com/terms-and-conditions/.

Information included on the Company’s Internet website is provided for informational purposes only and is not incorporated by reference herein.

Reasonable Country of Origin Inquiry

As conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) are necessary to the functionality or production of products manufactured by Sparton or contracted by Sparton to be manufactured, Sparton has, with assistance of a third party, conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2016 to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or are from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”).

Conflict Minerals Disclosure

Sparton is concurrently filing the required Conflict Minerals Report, which is publicly available on the Company’s Internet website at: http://sparton.com.

After exercising due diligence on the source and chain of custody of Conflict Minerals used by Sparton, Sparton is unable to identify all smelters and refiners and all the countries of origin of the Conflict Minerals that are contained in the products it manufactures or contracts to manufacture. Sparton has taken steps to mitigate the risks that its necessary Conflict Minerals benefit armed groups (as defined in Item 1.01(d)(2) of Form SD). These steps include continued updates to its due diligence procedures and the additional steps outlined in the filed Conflict Minerals Report.

Item 1.02	Exhibit

Sparton, as an exhibit to this Form SD, is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION

Date: May 24, 2017	By:	/s/ Gordon Madlock
Gordon Madlock
Senior Vice President – Operations

EXHIBIT INDEX

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD